UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 7.0% increase in
February 2017 passenger traffic

Monterrey, Mexico, March 7, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 7.0% in February 2017, as compared to February 2016. Domestic traffic increased 7.9%, and international traffic rose 2.4%.

It should be noted that 2016 was a leap year. Compared to the first 28 days of February 2016, the increase in total traffic was 11.2%.

Of total February traffic, 98.4% was commercial aviation and 1.6% was general aviation.

Total Passengers*
	Feb-16	Feb-17	Change %	Jan-Feb 2016	Jan-Feb 2017	Change %
Domestic	1,080,806	1,166,196	7.9	2,187,645	2,445,527	11.8
International	206,811	211,770	2.4	433,338	449,008	3.6
OMA Total	1,287,617	1,377,966	7.0	2,620,983	2,894,535	10.4
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in ten airports in February. The most noteworthy increases were Monterrey (+9.2%; +46,664 passengers), Culiacán (+11.6%; +13,661), and Chihuahua (+12.6%; +10,118). Monterrey traffic increased principally because of higher traffic volumes on the Guadalajara and Mexico City routes. Culiacán traffic increased because of higher volumes on its Mexico City, Mexicali, Guadalajara, and Tijuana routes. Chihuahua increased traffic principally on its Mexico City route.

International traffic increased in nine airports in February. The largest increases were in Mazatlán (+7.4%; +2,774 passengers) principally as a result of growth in Winnipeg and Calgary traffic; San Luis Potosí (+17.7%; +1,493) as a result of an increase in Houston traffic; Culiacán (+124.4%; +1,204) as a result of growth in Phoenix traffic; and Monterrey (+1.3%, +1,071) as a result of increased traffic on the Denver, Detroit, and Chicago routes.

.

The number of flight operations (takeoffs and landings) in February decreased 10.6%. The number of domestic operations decreased 10.7%, and international operations decreased 9.6%.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: March 7, 2017